Filed by: LTX-Credence Corporation

pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LTX-Credence Corporation

Commission File No. 000-10761

The following FAQs were first posted on LTX-Credence Corporation’s website on November 18, 2010.

Verigy and LTX-Credence Sign Definitive Merger Agreement

FOR EXTERNAL USE

Frequently Asked Questions

November 18, 2010

GENERAL QUESTIONS

1. Who is Verigy? What products do they supply?

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Formed by the 2006 spin out from Agilent Technologies, Verigy designs, manufacturers, sells and service advanced test systems and solution for the semi conductor industry. Building upon their proud heritage-the roots of Hewlett-Packard Company and the strengths of Agilent Technologies they work closely with their customers to help lower their cost of test and improve their customers overall competitiveness.

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Verigy provides advanced semiconductor test systems and solutions used by leading companies worldwide in design validation, characterization, and high-volume manufacturing test. Verigy offers scalable platforms for a wide range of system-on-chip (SOC) test solutions, and memory test solutions for Flash, DRAM including high speed memories, as well as multi-chip packages (MCP). Verigy also provides advanced analysis tools that accelerate design debug and yield ramp processes.

•	Verigy’s Global Headquarters is located in Singapore with U.S. Headquarters and offices of the chief executive in Cupertino, California.

•	Verigy has approximately 1450 employees.

•	The company is publicly traded.

2. Is this a merger or an acquisition?

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While from a strict legal and financial sense this deal could be considered an acquisition, it will be viewed as a merger because both companies and their shareholders will share the benefits of the combination. The new company will have shareholders, management and board members from both companies.

3. What is the strategic rationale for this merger?

•	Both Verigy and LTX-Credence believe that by combining our complementary strengths and product portfolio, we could create a company that could better service the worldwide semiconductor test market.

•	We expect the combined company to be very well-positioned to compete for industry leadership while at the same time increasing our financial strength and creating value for shareholders.

4. Why is this merger taking place now?

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Last year, LTX was still going through its integration with Credence and also reconciling their product portfolio. Furthermore, given the macro-recession, we did not believe it was the right time to engage in M&A activity of this size.

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We believe now is the time. Verigy and LTX-Credence are successful in their respective target markets and both companies are doing well. We have an opportunity to bring together two strong companies and create a new company that challenges our competitors for a leadership position in the industry.

5. Why is each company choosing to grow inorganically versus organically?

•	Both Verigy and LTX-Credence have a good track record of successful new product introductions and market growth, so each company could have built products organically.

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However, we believe that by combining the two companies, we could quickly enter markets that each company individually does not address, and, as a result, challenge for industry leadership. To do this organically, we believe it would have taken each company independently much longer to bring the products to market and penetrate the key customer accounts.

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6. What is the expected market share of the combined company?

•	Given the cyclical and dynamic nature of this industry, it is hard to predict what the market share of the combined company will be.

•	Together, we believe that the combined company will be well-positioned to compete against our key competitors like Advantest and Teradyne.

7. What is the expected revenue of the combined company?

•	If we annualize the quarter ending July 31, 2010, the pro-forma revenue of the combined company would be approximately $900 million.

•	We believe the combination of the two companies creates a path for the new Verigy to achieve revenue of one billion dollars or greater.

8. What is the mission of the combined company?

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The Verigy and LTX-Credence missions are similar—to profitably provide our customers with superior semiconductor test solutions through world-class technology innovation and delivery, and to be regarded by our customers as a valued extension of their R&D, manufacturing and supply chain teams.

•	We don’t expect this to change.

9. What do you see as the opportunities for the combined company going forward?

•	We believe the combination of Verigy and LTX-Credence will mean greater opportunity for shareholders, customers, employees, suppliers and partners, in terms of:

•	greater revenue and improved profitability

•	stronger balance sheet

•	comprehensive and expanded SOC product offerings

•	expanded customer base and global reach

•	enhanced sales and technical support

•	innovative engineering and technical resources

•	additional career development opportunities for employees

OPERATIONAL QUESTIONS

1. What will the combined company be called?

•	Verigy

2. Where will the combined company’s headquarters be located?

•	Our corporate headquarters will be domiciled in Singapore with U.S. headquarters located in Cupertino, California.

3. Where will the combined company’s products be manufactured?

•	Both companies manufacture the majority of their products at Jabil in Malaysia.

•	LTX-Credence also uses Plexus, which is also located in Malaysia.

•	We do not anticipate the need to move manufacturing locations.

TRANSACTION-SPECIFIC QUESTIONS

1. What are the terms of the agreement (i.e., exchange ratio, pro forma ownership, etc.)? Does this deal have breakup fees or other protections associated with it?

•	The terms of the agreement are as follows:

•	LTX-Credence shareholders will receive a fixed exchange ratio of 0.96 Verigy ordinary shares for each share of LTX-Credence they own.

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•	Following the transaction, existing Verigy shareholders will own approximately 56% of the combined company and LTX-Credence shareholders will own approximately 44% of the combined company.

•	The transaction has customary deal protection terms and closing conditions. Please refer to the merger agreement on file with the SEC for more details.

2. When is the merger expected to be finalized? What are the conditions to completing the transaction?

•	The merger is expected to be finalized in the first half of calendar 2011. The Board of Directors of both companies have approved the transaction.

•	The completion of the transaction is subject to standard regulatory approvals, LTX-Credence and Verigy shareholder approvals, and other customary closing conditions.

3. How does this transaction impact each company’s financial guidance? Do you have updated guidance for the combined companies?

•	Neither company plans to update financial guidance at this point.

•	Following the close of this transaction, the combined company will provide financial guidance during its first earnings release post close.

4. What will be the fiscal reporting calendar for the combined company?

•	The combined company will use Verigy’s current fiscal reporting calendar with a fiscal year end of October 31.

5. Can you quantify the synergies you expect from this transaction?

•	At this time, we expect to achieve at least $25 million of cost synergies resulting from the combination.

LEADERSHIP QUESTIONS

1. What will be the combined company’s executive management structure?

•	Verigy president and COO, Jorge Titinger, and LTX-Credence president and CEO, David Tacelli, will serve as co-CEOs of the new company.

•	Upon the close of the deal, Keith Barnes, will continue as the chairman of the board of directors of the combined company.

2. Why has the combined company decided to have co-CEOs? What will their roles be?

•	Jorge and Dave have been working very closely since the inception of the discussion regarding this transaction and have led us to this point with a shared vision of the new Verigy.

•	As co-CEOs they will continue to work together in achieving the objectives of the combined company.

•	Jorge will oversee customer-facing activities including sales, support and application development.

•	Dave will oversee marketing, engineering development and supply chain operations.

•	They will jointly manage the development of the product and business strategies, integration of the companies, administrative functions and the interactions with the investment community.

3. When will the single CEO be determined?

•	We are confident that Jorge Titinger and David Tacelli will work well together in moving the new company forward. They are both focused on making the merger successful.

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4. When will the rest of the management team be named?

•	The rest of the leadership team will be announced promptly following the signing of the definitive merger agreement.

5. Who will be the combined company’s Board members?

•	Current Verigy chairman and CEO, Keith Barnes, will continue as the chairman of the board of directors, which will be comprised of 12 members, seven designated by Verigy and five by LTX-Credence.

•	The Co-CEOs will also serve on the Board.

•	The remaining board members will be determined through the nominating governance process. The merger agreement states that each party unilaterally gets to name its own designees.

PRODUCT QUESTIONS

1. Is there any overlap of product lines? If so, how will that be addressed? How does the combination increase the addressable market?

•	There is minimal overlap in the companies’ current product offerings or in our current customer bases.

•	We will go through a thorough evaluation of the product roadmap after closing.

2. Will any products be discontinued?

•	We have not gone through the process of determining if there’s an overlap that requires the discontinuation of any products. We will make these decisions after the merger closes.

3. Will the combined company continue to support all Verigy and LTX-Credence products? For how long?

•	The combined company expects to meet its product support commitments for both Verigy and LTX-Credence products.

4. How will this merger affect new products in development?

•	At this time, neither company has any intention of altering its product development plans.

SHAREHOLDER QUESTIONS

1. Why did the companies decide on an all-stock transaction?

•	Verigy and LTX-Credence discussed many different transaction structures, both excluding and including cash consideration.

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We have decided on an all-stock transaction structure that allows both sets of shareholders to participate in the upside of the combined company through future growth opportunities and cost synergies and reap the benefits of the odd-lot and repurchase programs announced as part of the transaction.

2. Under what ticker symbol and what exchange will the combined company trade?

•	The combined company will trade under the ticker VRGY on Nasdaq.

3. When will shareholders receive their new shares?

•	LTX-Credence shareholders will receive shares of Verigy following the close of the transaction.

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MEDIA & INVESTOR RELATIONS CONTACT

1. What if I have questions/where can I learn more?

•	The press, investors and analysts should contact Judy Davies, Verigy’s vice president of Investor Relations and Marketing Communications, at +1 408 864 7549.

•	Please also see the section below entitled “Additional Information and Where You Can Find It”.

FORWARD LOOKING STATEMENTS

These FAQs contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the transaction; future financial and operating results; our expectations about the ability of the combined company to deliver significant value to our customers, shareholders and employees; the ability of the combined company to be a stronger competitor and innovator of test cell solutions, to drive sustainable long-term growth and to be a major challenger for leadership in the semiconductor test industry; benefits of the transaction to customers, shareholders and employees; potential synergies, including the timing of the realization of such synergies, and cost savings resulting from the transaction; expectations about the combined company’s board composition; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Verigy and LTX-Credence do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Verigy or LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Verigy and LTX-Credence shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy and LTX-Credence generally, including those set forth in the filings of Verigy and LTX-Credence with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Verigy and LTX-Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of these FAQs.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

These FAQs may be deemed to be solicitation material in respect of the proposed transaction between Verigy and LTX-Credence. In connection with the transaction, Verigy will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence. Investors and security holders of Verigy and LTX-Credence are urged to read the joint proxy statement/prospectus when it becomes available

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because it will contain important information about Verigy, LTX-Credence and the proposed transaction. The joint proxy statement/prospectus (when they become available), and any other documents filed by Verigy or LTX-Credence with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verigy and LTX-Credence by contacting, respectively, Verigy Investor Relations by e-mail at judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor Relations by e-mail at rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-Credence and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus. Additional information regarding the Verigy directors and executive officers is also included in Verigy’s proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on February 23, 2010. Additional information regarding the LTX-Credence directors and executive officers is also included in LTX-Credence’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on November 8, 2010. These documents are available free of charge at the SEC’s website at www.sec.gov and from Verigy and LTX-Credence, respectively, at the e-mail addresses and phone numbers listed above.

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